Filed Pursuant to Rule 424(b)(3)

Registration No. 333-280011

HAMILTON LANE PRIVATE INFRASTRUCTURE FUND

SUPPLEMENT DATED April 8, 2026 TO

THE PROSPECTUS DATED April 1, 2026

Effective as of the date of this supplement, the following amends, supplements, or modifies certain information contained in the Prospectus of Hamilton Lane Private Infrastructure Fund (the “Fund”) dated April 1, 2026 (the “Prospectus”).

Purchasing Shares through NSCC Trading Platform

The second to last paragraph under “Purchasing Shares” on page 7 of the Prospectus is deleted and replaced with the following:

Orders transmitted with a financial intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s net asset value (“NAV”) next computed after it is received by the financial intermediary and, to the extent orders are transmitted outside the NSCC trading platform, when such trades have also been received by UMBFS, the Fund’s transfer agent (the “Transfer Agent”). Pending any closing, funds received from prospective investors will be placed in a non-interest bearing account with the Transfer Agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor.

Investors may be charged a fee if they effect transactions through a financial intermediary, broker or agent. The Fund has authorized one or more brokers to receive on its behalf purchase and repurchase orders, including the Distributor. Such brokers are authorized to designate other financial intermediaries to receive purchase and repurchase orders on the Fund’s behalf. The Fund will be deemed to have received a purchase or repurchase order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. Investors’ purchase orders will be priced at the Fund’s NAV next computed after they are received by an authorized broker or the broker’s authorized designee. Investors’ repurchase orders will be priced in accordance with the share repurchase program.

Financial intermediaries and/or brokers and their authorized agents and designees are responsible for placing orders correctly and promptly with the Fund and forwarding payment promptly.

The seventh and eighth paragraphs under “Purchasing Shares–Purchase Terms” on page 94 of the Prospectus is deleted and replaced with the following:

Orders transmitted with a financial intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the financial intermediary and, to the extent orders are transmitted outside the NSCC trading platform, when such trades have also been received by the Transfer Agent. In general, an investment will be accepted if a completed order submission and funds are received in good order in advance of the cut-off dates identified in a particular offering. The Fund reserves the right to reject, in its sole discretion, any request to purchase Shares at any time.

Investors may be charged a fee if they effect transactions through a financial intermediary, broker or agent. The Fund has authorized one or more brokers to receive on its behalf purchase and repurchase orders, including the Distributor. Such brokers are authorized to designate other financial intermediaries to receive purchase and repurchase orders on the Fund’s behalf. The Fund will be deemed to have received a purchase or repurchase order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. Investors’ purchase orders will be priced at the Fund’s net asset value next computed after they are received by an authorized broker or the broker’s authorized designee. Investors’ repurchase orders will be priced in accordance with the share repurchase program.

The following paragraph is added under the last paragraph of “Purchasing Shares–Purchase Terms” on page 94 of the Prospectus:

Financial intermediaries and/or brokers and their authorized agents and designees are responsible for placing orders correctly and promptly with the Fund and forwarding payment promptly.

This Supplement, and each Prospectus and the Statement of Additional Information (the “SAI”) for Class R, Class I and Class Y Shares dated April 1, 2026, of the Fund provide relevant information for all shareholders. Each Prospectus and SAI of the Fund have been filed with the U.S. Securities and Exchange Commission, and are incorporated by reference. These can be obtained without charge by calling the Fund at (888)-882-8212 or by visiting www.hamiltonlane.com.

Investors Should Retain This Supplement for Future Reference